SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings Plc

11th September 2006

Re: Holding in Company


A Letter from The Capital Group Companies, Inc dated 8 September 2006 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 11 September 2006.


Re: Section 67 Notification


          Enclosed is a Section 67 Notification date 7 September 2006.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.

For the purposes of this notification an outstanding share balance of 771,729,697 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 815 -0489, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Vivien Tan
Compliance Associate
The Capital Group Companies, Inc.


As of 7 September 2006

Ryanair Holdings Plc

Schedule A
                                           Number of               Percent of
                                           Shares                  outstanding
The Captial Group Companies, Inc.          62,348,672              8.079%
("CG") holdings
Holdings by CG Management Companies
and Funds:
- Capital Guardian Trust Company           6,468,581               0.838%
- Capital International Limited            3,968,408               0.514%
- Capital International S.A.               817,335                 0.106%
- Capital International, Inc.              257,788                 0.033%
- Capital Research and Management Company  50,836,560              6.587%
- EuroPacific Growth Fund                  29,010,000              3.759%



Schedule B

                 Schedule of holdings in Ryanair Holdings, Plc
                             As of 7 September 2006

                         CAPITAL GUARDIAN TRUST COMPANY

Registered Name                                         Local Shares
Cede & Co                                               5,256,000
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                1,212,581
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, P.O.Box 512
Dublin, Ballsbridge

Total                                                   6,468,581



Schedule B

                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares
Bank of New York Nominees                               552,623
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                          223,154
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Cede & Co                                               128,190
55 Water Street
New York
NY 10006

Citibank London                                         69,530
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                       34,434
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         732,145
Intl Financial Services Center
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   569,843
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

MSS Nominees Limited                                    69,300
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            222,586

Deutsche Bank AG                                        26,400
23 Great Winchester Street
London EC2P 2AX
United Kingdom

Mellon Bank N.A.                                        5,600
London Branch
London
United Kingdom

Alibank Nominees Limited                                593,143
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre
PO Box 512
Dublin
Ballsbridge

Bank of Ireland Nominees Limited                        453,500
Bank of Ireland
International Financial Services Center
1 Harbourmaster Place

AIB Custodial Nominees Limited                          113,500

JP Morgan Chase Bank                                    174,460

          Total                                         3968,408




                           Capital International S.A

Schedule B

Registered Name                                         Local Shares
Cede & Co                                               678,935
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Center
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        127,000
Bank of Ireland
Intl Financial Services Center
1 Harbourmaster Place

Total                                                   817,335




                           Capital International, Inc

Schedule B

Registered Name                                         Local Shares
Cede & Co                                               143,000
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                114,788
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre P.O. Box 512
Dublin
Ballsbridge

Total                                                   257,788





                    Capital Research and Management Company

Schedule B

Registered Name                                         Local Shares
Cede & Co                                               50,836,560
55 Water Street
New York, NY 10006

Total                                                   50,836,560






This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 12 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director